UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42688

707 CAYMAN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

5/F, AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Hong Kong

(Address of principal executive offices)

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Other Events

An extraordinary general meeting (the “Meeting”) of 707 Cayman Limited (the “Company”) was held on August 5, 2026 at 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong, local time, on August 5, 2026 at 10:00 a.m. Hong Kong time,

At the close of business on July 20, 2026, the record date for the determination of shareholders entitled to vote (the “Record Date”), there were 672,015 ordinary shares of the Company outstanding, of which 639,490 class A ordinary shares, each being entitled to one vote per share and 32,525 class B ordinary shares, each being entitled to 25 votes per share, or 813,125 votes. Holders of 54,512 class A ordinary shares and 32,525 class B ordinary shares as of the Record Date were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company voted on the following resolution, with the voting results set forth below:

RESOLUTION 1:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT,

i)	The increase in the authorized share capital of the Company from US$500,000 divided into 2,083,333 shares of a par value of US$0.24 each comprising (a) 1,666,667 class A ordinary shares of a par value of US$0.24 each and (b) 416,666 class B ordinary shares of a par value of US$0.24 each TO US$12,000,000 divided into (a) 45,000,000 class A ordinary shares of a par value of US$0.24 each and (b) 5,000,000 class B ordinary shares of a par value of US$0.24 each, by creation of an additional 43,333,333 class A ordinary shares of a par value of US$0.24 each and an additional 4,583,334 class B ordinary shares of a par value of US$0.24 each.

.”

Voting Results:

	FOR	AGAINST	ABSTAIN
Total Ordinary Share Votes:	856,160	10,969	506
Percentage of Votes Cast:	98.68%	1.26%	0.06%

Class A Ordinary Shares Voted:	43,035	10,969	506
Percentage of Class A Ordinary Shares:	6.73%	1.72%	0.08%

Class B Ordinary Shares Voted:	32,525	0	0
Percentage of Class B Ordinary Shares:	100%	0%	0%

Ordinary Resolution 1 passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on August 5, 2026.

707 CAYMAN HOLDINGS LIMITED

By:	/s/ Cheung Lui
Name:	Cheung Lui
Title:	Executive Director and Chief Executive Officer